
RADLE
ELECTRIC
24 Hour Emergency Service
www.RadleElectric.com




13000850





# Franklin Financial Services Corporation

## 2012 Annual Report


9:30 AM
CALLS
MESSAGES
CONTACTS
APPS
F&M TRUST mobile
BANK
CALENDAR
SOCIAL
MAIL
SETTINGS
Serving Franklin,
Cumberland, Fulton and
Huntingdon Counties




M & C
LUMBER CO. INC.
717-573-2200
USDOT 432865



High Tech High Touch


EXPENSE CHECK
PAY


F&M TRUST
Retire Confidently.


CWP
CHAMBERSBURG
WASTE PAPER

# Contents





Franklin Financial Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is The Farmers and Merchants Trust Company of Chambersburg (the bank, F&M Trust).



F&M
TRUST


F&M Trust is a full-service bank offering investment, trust, commercial and retail services with twenty-six community offices in Franklin, Cumberland, Fulton and Huntingdon Counties.



1
2
3
Franklin Financial Services Corporation
2012 Annual Report
4
5
6
7
8
9


**FRONT COVER IMAGES:**

1. Radle Electric, Camp Hill
2. Totem Pole Playhouse, Fayetteville
3. Cumberland-Franklin Joint Municipal Authority, Shippensburg
4. F&M Trust mobile banking app introduced, 2012
5. 4-H Program, Claudia Hissong (left), Greencastle
6. M&C Lumber Co., Needmore
7. Franklin Business eDeposit remote check deposit unit
8. New F&M Trust website introduced, 2012
9. Chambersburg Waste Paper, Chambersburg

High Tech High Touch

# Consolidated Financial Highlights

| (dollars in thousands, except per share) | 2012 | 2011 | % increase (decrease) |
|---|---|---|---|
| **Performance Measurement** | | | |
| Net income | $ 5,365 | $ 6,569 | (18) |
| Return on average assets | 0.51% | 0.66% | |
| Return on average equity | 6.00% | 7.68% | |
| Return on average tangible assets[1] | 0.55% | 0.70% | |
| Return on average tangible equity[1] | 7.14% | 9.30% | |
| Efficiency ratio[2] | 70.44% | 63.46% | |
| Net interest margin | 3.50% | 3.73% | |
| Current dividend yield | 4.86% | 8.74% | |
| Dividend payout ratio | 59.09% | 65.05% | |
| **Balance Sheet Highlights** | | | |
| Total assets | $ 1,027,363 | $ 990,248 | 4 |
| Investment Securities (includes restricted stock) | 136,899 | 130,323 | 5 |
| Loans, net | 743,200 | 756,687 | (2) |
| Deposits and customer repurchase agreements | 916,649 | 841,089 | 9 |
| Shareholders' equity | 91,634 | 87,182 | 5 |
| **Shareholders' Value** (per common share) | | | |
| Diluted earnings per share | $ 1.32 | $ 1.66 | (20) |
| Basic earnings per share | 1.32 | 1.66 | (20) |
| Regular cash dividends paid | 0.78 | 1.08 | (28) |
| Book value | 22.31 | 21.67 | 3 |
| Tangible book value[3] | 19.84 | 19.04 | 4 |
| Market value | 14.00 | 12.35 | 13 |
| Market value/book value ratio | 62.75% | 56.99% | |
| Price/earnings multiple | 10.61 | 7.44 | |
| **Safety and Soundness** | | | |
| Leverage ratio (Tier 1) | 8.29% | 8.40% | |
| Risk-based capital ratio (Tier 1) | 12.60% | 12.14% | |
| Common equity ratio | 8.92% | 8.80% | |
| Tangible common equity ratio[4] | 8.01% | 7.82% | |
| Nonperforming loans/gross loans | 4.90% | 2.94% | |
| Nonperforming assets/total assets | 4.10% | 2.60% | |
| Allowance for loan losses as a percentage of loans | 1.38% | 1.27% | |
| Net charge-offs/average loans | 0.60% | 0.86% | |
| Average equity to average asset ratio | 8.60% | 8.63% | |
| **Trust Assets** | | | |
| Trust assets under management (market value) | $ 520,434 | $ 481,536 | 8 |

1 Excludes goodwill, intangibles and intangible amortization expense, net of tax.
2 Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains.
3 Total shareholders' equity less goodwill and intangibles / shares outstanding.
4 Total shareholders' equity less goodwill and intangibles / total assets less goodwill and intangibles.

# Summary of Selected Financial Data

| (dollars in thousands, except per share) | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| | For the year ended, December 31 | | | | |
| **Summary of Operations** | | | | | |
| Interest income | $ 39,142 | $ 41,791 | $ 43,284 | $ 43,757 | $ 46,156 |
| Interest expense | 6,890 | 9,154 | 12,443 | 14,674 | 16,037 |
| Net interest income | 32,252 | 32,637 | 30,841 | 29,083 | 30,119 |
| Provision for loan losses | 5,225 | 7,524 | 3,235 | 3,438 | 1,193 |
| Net interest income after provision for loan losses | 27,027 | 25,113 | 27,606 | 25,645 | 28,926 |
| Noninterest income | 9,451 | 10,200 | 9,366 | 8,880 | 6,538 |
| Noninterest expense | 30,601 | 28,333 | 26,423 | 25,929 | 23,189 |
| Income before income taxes | 5,877 | 6,980 | 10,549 | 8,596 | 12,275 |
| Income tax | 512 | 411 | 2,937 | 2,011 | 3,680 |
| Net income | $ 5,365 | $ 6,569 | $ 7,612 | $ 6,585 | $ 8,595 |
| **Performance Measurements** | | | | | |
| Return on average assets | 0.51% | 0.66% | 0.78% | 0.69% | 1.01% |
| Return on average equity | 6.00% | 7.68% | 9.34% | 8.69% | 10.99% |
| Return on average tangible assets[1] | 0.55% | 0.70% | 0.82% | 0.74% | 1.05% |
| Return on average tangible equity[1] | 7.14% | 9.30% | 11.27% | 10.79% | 13.19% |
| Efficiency ratio[2] | 70.44% | 63.46% | 63.43% | 65.35% | 61.25% |
| Net interest margin | 3.50% | 3.73% | 3.53% | 3.44% | 4.03% |
| Current dividend yield | 4.86% | 8.74% | 5.92% | 6.61% | 5.92% |
| Dividend payout ratio | 59.09% | 65.05% | 55.10% | 62.95% | 47.66% |
| **Shareholders' Value** (per common share) | | | | | |
| Diluted earnings per share | $ 1.32 | $ 1.66 | $ 1.96 | $ 1.71 | $ 2.24 |
| Basic earnings per share | 1.32 | 1.66 | 1.96 | 1.71 | 2.24 |
| Regular cash dividends paid | 0.78 | 1.08 | 1.08 | 1.08 | 1.07 |
| Book value | 22.31 | 21.67 | 21.09 | 20.39 | 19.10 |
| Tangible book value[3] | 19.84 | 19.04 | 18.28 | 17.38 | 15.94 |
| Market value | 14.00 | 12.35 | 18.25 | 16.33 | 18.25 |
| Market value/book value ratio | 62.75% | 56.99% | 86.53% | 80.09% | 95.55% |
| Price/earnings multiple | 10.61 | 7.44 | 9.31 | 9.55 | 8.15 |
| **Balance Sheet Highlights** | | | | | |
| Total assets | $1,027,363 | $990,248 | $951,889 | $979,373 | $902,460 |
| Investment securities (includes restricted stock) | 136,889 | 130,323 | 123,775 | 149,770 | 154,041 |
| Loans, net | 743,200 | 756,687 | 739,841 | 730,626 | 668,860 |
| Deposits and customer repurchase agreements | 916,649 | 841,089 | 785,495 | 794,220 | 691,653 |
| Shareholders' equity | 91,634 | 87,182 | 82,639 | 78,766 | 73,059 |
| **Safety and Soundness** | | | | | |
| Leverage ratio (Tier 1) | 8.29% | 8.40% | 8.16% | 7.50% | 7.84% |
| Risk-based capital ratio (Tier 1) | 12.60% | 12.14% | 11.73% | 10.89% | 11.02% |
| Common equity ratio | 8.92% | 8.80% | 8.68% | 8.04% | 8.10% |
| Tangible common equity ratio[4] | 8.01% | 7.82% | 7.61% | 6.94% | 6.85% |
| Nonperforming loans/gross loans | 4.90% | 2.94% | 3.68% | 2.47% | 0.59% |
| Nonperforming assets/total assets | 4.10% | 2.60% | 2.96% | 1.93% | 0.44% |
| Allowance for loan losses as a % of loans | 1.38% | 1.27% | 1.18% | 1.21% | 1.09% |
| Net charge-offs/average loans | 0.60% | 0.86% | 0.45% | 0.26% | 0.19% |
| Average equity to average asset ratio | 8.60% | 8.63% | 8.36% | 7.98% | 9.18% |
| **Trust Assets** | | | | | |
| Trust assets under management (market value) | $ 520,434 | $481,536 | $490,420 | $ 460,233 | $ 497,215 |

1 Excludes goodwill, intangibles and intangible amortization expense, net of tax.
2 Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains.
3 Total shareholders' equity less goodwill and intangibles / shares outstanding.
4 Total shareholders' equity less goodwill and intangibles / total assets less goodwill and intangibles.

# A Message to Our Shareholders



**Bill Snell**
President and
Chief Executive Officer

Dear Shareholder:

Franklin Financial reported earnings of $5,365,000 in 2012, representing an 18.3% decrease from our 2011 earnings of $6,569,000. Diluted earnings per share decreased to $1.32 per share in 2012 from $1.66 per share in 2011.

As a shareholder, you received cash dividends of $0.78 per share in 2012, representing a 27.8% decline from the $1.08 per share regular cash dividends paid in 2011. This was a result of our decision to decrease the dividend to $0.17 per share for each of the last three quarters from the $0.27 regular cash dividend paid to shareholders in the first quarter of 2012 as well as in previous quarters.

Prior to the reduction, our regular quarterly dividend payout had exceeded 60% of net income for several quarters. In light of the uncertain economic and regulatory environment, prior to the start of the second quarter the Board determined that it would be prudent to reduce the dividend payout rather place ourselves in the position that we needed to raise substantial capital and significantly dilute our shareholders. Our current dividend payout represents a 4.86% return based upon the closing price of Franklin Financial stock at December 31, 2012. Our dividend payout ratio remains in the upper end of our peer banking group range.

The market value of a share of Franklin Financial stock rebounded from a closing price of $12.35 at December 31, 2011 to $14.00 at December 31, 2012. As of mid-March, the market value of a share of Franklin Financial stock has improved into the $16.50 to $17.00 range.

The Federal Reserve is flooding the market with cash in order to stimulate the economy which continues to muddle along. Although housing is showing signs of modest improvement, the unemployment profile may take years to fix. Any increase in short-term rates is now tied to the unemployment rate dropping below 6.5% which means that short-term rates may be low for a prolonged period.

Throughout 2012, our ability to increase earnings was impaired by the same factors that have challenged the financial services industry for the past several years – weak quality loan demand, compressed net interest rate margins, increased compliance costs and reduced fee income. In previous years, we had been able to generate earnings from balance sheet growth despite margin compression.

However, that was not the case in 2012 as both individuals and businesses in South Central Pennsylvania were hesitant to borrow and cautious in their outlook for the overall economic recovery. As a result of slower growth on our balance sheet and a narrowing margin, Net Interest Income declined by 1.2% from a year earlier.

Although most components of Non-Interest Income increased during 2012, Total Non-Interest Income declined by $749,000 or 7.3% to $9,451,000. This decrease resulted from write-downs in the amount of $582,000 on two properties held in Other Real Estate Owned (OREO) as well as lower Securities Gains. Non-Interest expense increased by $2,268,000 or 8.0% during 2012, reflecting increased Salary and Benefits Expense as well as a one-time penalty in the amount of $439,000 to prepay $33,138,000 in higher interest rate borrowings at the Federal Home Loan Bank of Pittsburgh. This action will benefit Net Interest Income in future years.

Our Provision for Loan Losses declined from $7,524,000 to $5,225,000. In 2012, our net loans charged off ratio improved to 0.60% from 0.86% in 2011 as net charge-offs declined from $6,602,000 in 2011 to $4,569,000 in 2012.

Non-Accruing Loans totaled $36,394,000 at year-end, representing a 105% increase over the $17,756,000 at year-end 2011. We have been able to exit some problem credits, however, the impact

Continued



## New Mechanicsburg Location

In 1906, F&M Trust opened its first community banking office. Since day one, customers have enjoyed our 100% local approach to personal service and great value.

Today, we bring full-service community banking to 26 locations throughout South Central PA, including our newest location serving Mechanicsburg. The office is located at Silver Creek Plaza on the Pike, near Toys"R"Us®.

# F&M Trust Management Team



Left to right:

**Mark Hollar** Senior Vice President, Chief Financial Officer and Treasurer
**Dennis Ginder** Senior Vice President, Risk Management Officer
**Trish Hanks** Senior Vice President, Retail Services Market Manager
**Ken Ditzler** Senior Vice President, Marketing and Corporate Communications Manager
**Ron Cekovich** Senior Vice President, Technology Services Manager
**Karen Carmack** Senior Vice President, Human Resources Manager, Affirmative Action and HIPAA Privacy Officer
**Bill Snell** President & Chief Executive Officer
**Lise Shehan** Senior Vice President, Investment & Trust Services Manager

of the continuing sluggish economy created challenges for several additional customer relationships. As a result, our nonperforming ratios rose to 4.90% of gross loans and 4.10% of total assets at year-end.

Franklin Financial's total assets at December 31, 2012 topped the $1 billion mark, reaching $1,027,363,000 as compared to $990,248,000 one year earlier, an increase of 3.7%. Net loans outstandings declined by 1.8% on a year-over-year basis while average loan outstandings decreased by 0.4%.

Commercial loan demand softened with average loan outstandings in this portfolio increasing $9,501,000 or only 1.6%. Average consumer loan outstandings decreased 14.0% to $79,053,000 as consumers continued to be hesitant to look for credit and focused on a flight to safety with increased savings. Average residential mortgage loan outstandings were relatively unchanged, although mortgage activity was brisk throughout the year from refinancings. During 2012, our mortgage originators settled $52,110,000 in mortgage loans, the highest volume in many years.

The consumer flight to safety was apparent in our deposit balances. Total deposits and repurchase agreements as measured at December 31, 2012 increased by 9.0% to $916,649,000 while average

Continued

## Financial Highlights


1,000
900
800
700
600
500
400
902
979
952
990
1,027
2008
2009
2010
2011
2012
Total Assets
As dollars in millions


800
750
700
650
600
550
500
450
400
669
731
740
757
743
2008
2009
2010
2011
2012
Net Loans
As dollars in millions


950
900
850
800
750
700
650
600
550
693
794
785
841
917
2008
2009
2010
2011
2012
Total Deposits & Repos
As dollars in millions


10
9
8
7
6
5
4
3
2
1
0
8.60
6.59
7.61
6.57
5.37
2008
2009
2010
2011
2012
Net Income
As dollars in millions


1.50
1.25
1.00
0.75
0.50
1.07
1.08
1.08
1.08
0.78
2008
2009
2010
2011
2012
Regular Cash Dividends Paid
As dollars per share


ROE
TANGIBLE ROE
13.19
10.99
10.79
11.27
8.69
9.34
9.30
7.68
7.14
6.00
ROA 1.01
ROA 0.69
ROA 0.78
ROA 0.66
ROA 0.51
1.50
1.00
0.50
0.00
2008
2009
2010
2011
2012
ROE/ROA
As percentage values

# Chambersburg Waste Paper, Inc.

Chambersburg


717-264-4890
CWP
CWP
CHAMBERSBURG
WASTE PAPER
717-264-4890

Left to right:

**Mike Metz**
Vice President
Commercial Services
F&M Trust

**Ron Froeschle**
Vice President
Employee Benefits Officer
F&M Trust

**Kelly Adams**
President
Chambersburg Waste Paper

**Kristian Johnson**
Secretary
Chambersburg Waste Paper

**Craig Adams**
Warehouse Supervisor
Chambersburg Waste Paper

After nearly 40 years in business, Chambersburg Waste Paper, Inc., (CWP) knows what it takes to build a successful business – hard work, state-of-the-art equipment, and a reliable, locally-based, financial team. That's why **Kelly Adams**, president, and his team prefer working with F&M Trust.

CWP started working with F&M Trust in 1990. Ever since, F&M Trust has been there to serve the business' financial needs, including everyday banking, employee benefits programs, credit services, and more. With flexible thinking and personalized service from F&M Trust, CWP has been able to expand facilities, enhance equipment, rebuild after a devastating fire, and plan for future opportunities.

Today, **Mike Metz** and **Ron Froeschle** of F&M Trust continue the tradition of providing local, personal service to Kelly and his team as they focus on serving their own clients and processing up to 50 tons of recycled products per hour – the speed of small business success.

deposits and repurchase agreements increased 7.4% to $900,175,000. Average core deposits (i.e. checking, savings, and interest bearing checking) increased by $20,675,000 or 7.7%. Average balances in our Money Management Account increased by $56,987,000 or 18.4% as the competitive yield and liquidity offered by this product continued to be attractive to customers.

Our Net Interest Margin dropped from 3.73% in 2011 to 3.50% on a fully tax equivalized basis at year-end as we faced intense pricing competition to retain and grow quality loans as well as loan assets repricing at lower rates. Accordingly, fully tax equivalized Net Interest Income decreased by 1.2% from $34,367,000 in 2011 to $33,935,000 in 2012.

The market value of assets under management by our Investment and Trust Services Department grew by 8.1% to $520,434,000 at December 31, 2012, reflecting the addition of new client relationships and higher market valuations. Assets under management as reported do not include approximately $116,413,000 in assets held at third party brokers at December 31, 2012 compared to $114,600,000 at year-end 2011. Investment and Trust Services fee income, including revenue generated through the Personal Investment Centers, increased 3.4% from $3,953,000 in 2011 to $4,087,000 in 2012.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 12.60% and a Leverage Capital Ratio of 8.29%. These ratios remain above the levels that federal regulators require for an institution to be considered "well capitalized."

Continued



## A New Online Experience

During 2012, F&M Trust made a dedicated effort to improve the online customer experience. By redeveloping the website from the ground up, clients can now find what they need much easier – detailed product information, handy financial calculators, local office hours, and of course, secure online banking with bill pay.

As smartphones continue to become the mobile standard, F&M Trust is in step with the latest technology advances. The new mobile version of our website is optimized to help users access accounts safely, get product information, check rates, locate the nearest F&M Trust office, and more.

Our Tangible Common Equity Ratio, which measures Total Equity net of Goodwill and Intangible Assets as a percentage of Total Assets excluding Goodwill and Intangible Assets, stands at 8.01% at year-end up from 7.82% at December 31, 2011. This ratio is increasingly used by regulators and investors as a measure of capital adequacy.

In October, we appointed Registrar and Transfer Company as our new transfer agent, registrar and dividend agent. This change allows us to better serve our shareholders now and in the future. Shareholders now have access to their account information online to update their account information, request transfer ownership of shares, cast votes, and more. And shareholders have the flexibility to either contact our corporate secretaries for assistance or contact Registrar and Transfer Company directly.

Shareholders continue to participate in the Dividend Reinvestment and Stock Purchase Plan ("the Plan"). Since amendments were made in September 2010 to enhance our capital adequacy by providing our shareholders with a convenient and economical way to purchase additional shares of Franklin Financial common stock by reinvesting cash dividends paid on their shares or through optional cash payments, in excess of $3,200,000 have been invested through the Plan.

Continued

## In Touch with the Arts

F&M Trust understands the value of South Central PA's cultural and community organizations. A great *high-touch* example is the bank's relationship with Totem Pole Playhouse in Fayetteville. Since 1993, F&M Trust has been a reliable contributer, helping the playhouse to remain viable and strong.

The playhouse is about to celebrate its 63rd season of quality summer theatre, and F&M Trust's pledge of $25,000 helped get the 2012 appeal off the ground. Ray Ficca, artistic director, noted, "We greatly appreciate F&M Trust taking such a lead role. They have always been a great supporter of our theatre."

In addition, F&M Trust supports a variety of community-service initiatives across the region. Whether through financial support or volunteering (or both!), F&M Trust lives up to its 100-year commitment of helping to build stronger local communities.


F&M
Totem Pole Playhouse
Twenty Five Thousand

Left to right:

Martha Walker
Director
FFSC

Ray Ficca
Artistic Director
Totem Pole Playhouse

Bill Snell
President & CEO
F&M Trust

# M&C Lumber Co., Inc.

Fulton County


M & C
LUMBER CO. INC.
Needmore, PA
717-573-2200
USDOT 432885

In 1988, **Mark and Connie Mellott** purchased their Needmore lumber products business from Mark's father, starting an impressive 3rd generation of family ownership. Today, M&C Lumber Co. Inc. continues to provide quality wood products to businesses throughout their multistate service region.

With 3 service-minded employees on staff, the Mellotts know the financial challenges that small business owners face every day – operational expenses, payroll, benefits and more. That's why Mark and Connie prefer working with F&M Trust, their 100% local community banking partner.

F&M Trust has all the advanced financial tools and services they need to manage a successful small business. **Gerri Fischer** and **Don Trego** of F&M Trust work together to provide customized banking solutions that help the Mellotts manage everything with ease.

Mark also manages a fleet of school busses, requiring additional attention and financial support. That's okay with F&M Trust. The bank enjoys supporting the entrepreneurial spirit of small business owners. With flexible thinking and personalized service, F&M Trust can help local small businesses take advantage of new opportunities.

Left to right:

**Don Trego**
Assistant Vice President
Small Business
Relationship Manager
F&M Trust

**Mark Mellott**
Owner
M&C Lumber Co., Inc.

**Connie Mellott**
Owner
M&C Lumber Co., Inc.

**Gerri Fischer**
Financial Services
Officer and Manager
F&M Trust

# Cumberland-Franklin Joint Municipal Authority

Cumberland & Franklin Counties



Left to right:

**Dwain Koser**
Manager
CFJMA

**Lisa E. Suders**
Assistant Manager and Treasurer
CFJMA

**Thomas Ginnick**
Member
Board of Directors
CFJMA

**Dianne Cornman,** CTP
Cash Management Specialist
F&M Trust

**Dave Zimmerman**
Commercial Services
Relationship Manager
F&M Trust

Recently, Cumberland-Franklin Joint Municipal Authority (CFJMA) decided to add capacity to their service network to allow for future growth in the Shippensburg region. Also, the Authority saw an opportunity to be at the forefront in meeting important Chesapeake Bay watershed quality standards. When planning enhancements, the Authority met with several financial resources, including F&M Trust.

**Dave Zimmerman** and **Dianne Cornman** of F&M Trust worked to not only bid on the financing of the project, but also recommend a total financial solution. By combining multiple loans into one, and implementing a better Cash Management process, the Authority could enhance their facilities and streamline office operations.

After considering all bids, F&M Trust was selected as the best overall choice – providing superior bottomline value, local convenience, and well-designed financial tools. Since switching to F&M Trust, the Authority has been thrilled with the level of personalized service received from their 100% local banking team.

Last year we engaged in a checking account acquisition strategy aimed at increasing our market share. This campaign targeted customers of other financial institutions who are being impacted by disruptions relating to merger or regulatory issues using a predictive statistical model to identify the best prospects in targeted markets. The program was supported by customer service and sales training, tell-a-friend referrals, mystery shopping, and performance monitoring. We are pleased to report that the program was effective in growing consumer checking accounts by 58% and new consumer checking balances by over 90%. Supported by our successful OnBoarding program to effectively expand relationships and cross-sell banking services, the acquisition program served to enhance customer retention as well.

Throughout the year we worked tirelessly to ensure that all of our ATM machines were compliant with the Americans with Disabilities Act (ADA). Upgrades were made to enable ATM users without sight to use the machines through audio commands. The cost for us to comply with this regulation at our 35 ATMs totaled more than $550,000.

During the spring, the F&M Trust Newville Office relocated from 9 West Big Spring Avenue to 51 South High Street on May 29. The new office, although occupying less square footage than the previous facility, offers full-service banking including drive-up teller service, drive-up ATM access, safe deposit boxes, and lobby service. Our participation was integral in Newville's revitalization project, undertaken by 3T Investors LP. A portion of the property was set aside for a town clock and community Christmas tree to enhance the town center.

Continued

## Adding the Mobile Touch


27
F&M

Today's banking customer demands finger-tip convenience to help keep a busy life easier to manage. With an ever-increasing number of smartphone users, F&M Trust welcomed the opportunity to help every customer keep in touch with their personal funds.

In 2012, the bank introduced *F&M Trust Mobile*, a secure and convenient way to manage funds. Every bank customer now has the option to bank his or her favorite way – in person, on the phone, online, and on the road.

Customers will soon be able to make check deposits with smartphone technology – *Mobile Xpress Deposit* will be introduced during 2013. As technology evolves, F&M Trust will be there developing new ways to make banking more convenient.

In July, we began the expedited issuance of debit cards to enhance the delivery of service to our banking customers. Debit cards for new accounts, as well as those being replaced as a result of being lost or stolen, are produced locally using 'flat card' technology. This enhancement reduced turn-around time by more than half and allows us to accommodate special issuance requests more easily. In early December, our web site underwent a facelift with a fresh new look and mobile application. The web site also introduced other features including searchable data tools, campaign-based messaging, informational videos and more. And we rolled out a mobile banking platform so customers could bank with us on their smartphones.

F&M Trust's Mechanicsburg Office, located at 6375 Carlisle Pike, Mechanicsburg in the Silver Creek Plaza on the Pike, opened for business on November 14. The office is in front of Toys 'R Us and a Buffalo Wild Wings restaurant. The 3,188 square foot facility includes a banking lobby with teller stations and customer service offices, drive-up teller and drive through ATM services, conference room, and offices for Commercial Services and Small Business Relationship Managers, Investment and Trust Services staff, and Residential Mortgage Orginators. Cydnie Kelly joined us as the Community Office Manager of the Mechanicsburg Office, the twenty-sixth community banking office in our network.

In the fourth quarter, Richard E. Jordan III was appointed to the boards of directors of Franklin Financial Services Corporation and its subsidiary, F&M Trust, as a Class C director with a term expiring in 2015.

Continued



## The Natural Touch

F&M Trust not only believes in setting a good example for today's youth, but also in supporting our region's agricultural interests. Local 4-H and FFA clubs in Cumberland, Franklin, Fulton and Huntingdon Counties provide excellent opportunities for today's youth to learn about agriculture, sustainability and leadership. By participating in local club sales and agricultural fairs, F&M Trust has the natural touch with youth and the PA farming community.

Left to right: Claudia Hissong, 4-H member, with Gretchen the goat, and Renee Preso, F&M Trust.

# Radle Electric

## Cumberland County



RADLE
ELECTRIC
NEW CONSTRUCTION
SERVICE UPGRADES
24 Hour Emergency Service
www.RadleElectric.com
CAMP HILL


Since its start in 2005, Radle Electric has been working hard to provide excellent customer service and quality workmanship for installation and repair clients throughout South Central PA. Clients have noticed.

That's why co-owners **Joe Radle** and his wife **Laura Lee Lukunich** (not pictured) have been repeat winners of Harrisburg Magazine's "Simply the Best" and also received the "Super Service Award" from Angie's List, a national consumer ratings service.

The owners are very dedicated to the community, too. As an Air Force veteran, Joe invites clients to participate in Facebook promotions where customers can win donations to local military charities. The company also supports Passion for Mother's Flowers Memorial Garden in Hampden Township, honoring loved ones lost to cancer, including Laura's mother.

When Joe and Laura were searching for a banking partner to help them grow the business, they chose F&M Trust. It was **Lindsay Reisinger's** service-minded approach, and F&M Trust's community-focused reputation, that provided the 'spark' to build a great business relationship.

Left to right:

**Joe Radle**
Co-Owner
Radle Electric

**Lindsay Reisinger**
Assistant Vice President
Small Business
Relationship Manager
F&M Trust

# Personalized Trust Services

## Investment & Trust Services



**Don Wissner**
Retired

**Bev Wissner**
Retired

**Rod Salter**
Assistant Vice President, Investment & Trust Services Relationship Manager, F&M Trust

In 2012, Don and Bev Wissner decided to improve how they managed their personal assets. As retirees enjoying their lives in the Penn National community, they wanted to be sure their funds were secure and performing well.

Don and Bev already enjoyed the level of personalized service they've been receiving from F&M Trust, and talked with Rod Salter about how the Investment & Trust Services team could streamline the management of their assets.

After discussing everything, Don and Bev decided to let Rod help manage their retirement accounts. They've been pleased with Rod's personal service, and Don really enjoys the fact that he no longer needs to handle the day-to-day management of investments.

The couple agreed that they would recommend F&M Trust to friends, because of the excellent personal service and the financial integrity of the bank.

Jordan is a commercial real estate manager and developer serving as Vice President of Smith Land & Improvement Corporation, Camp Hill. He is active in the community serving on the board of the Lion Foundation of Camp Hill, advisory board of The Salvation Army Harrisburg Capital City Region as president and member of the property and executive committees, board of the West Shore YMCA as president, and on the Capital Region Economic Development (CREDC) board of directors.

In 2013, we will continue to enhance banking convenience for our customers through advancements in technology. In March, we will introduce Online Account Creation, giving customers the ability to open accounts online. By mid-year, customers will be able to create their own customized Freedom Cards (MasterCard Debit Card) by selecting an image from their PC, Facebook, Twitter, Flickr, or Picasa, customize the image, and create the card.

In the second half of 2013, we will add Mobile Xpress Deposit or remote deposit capture to our mobile banking platform. When this service is introduced, customers will be able to deposit checks from home, work, or nearly anywhere simply by taking a photo of the items with their smartphone and electronically presenting them for deposit. We are also planning upgrades to our online banking and online bill pay systems during the year.

Our Investment and Trust Services Division is currently evaluating several candidates for our broker dealer business. We anticipate that our selection will provide a higher level of support resulting in enhanced customer service.

We recently embarked on a comprehensive study of our current community office network as well as "self-service" delivery channels including ATMs, Mobile Banking and Internet Banking with the objective of increasing market penetration and profitability. This initiative will result in a five-year plan for the development of new or transformed community offices more fully integrated with our "self-service" delivery channels incorporating measurable financial objectives.

Our perspective is that 2013 will be yet another challenging year for financial institutions with this prolonged period of low interest rates and high levels of unemployment and loan delinquencies continuing. In addition, we see additional regulations for all financial institutions continuing to have an impact on our industry. Your interest and support as Franklin Financial shareholders is very much appreciated.

Sincerely,



William E. Snell, Jr.
President & CEO

## High Tech is in the Cards


evolis

*Expedited Issuance* Debit Card Printer

In addition to personalized local service, today's community banking customer prefers added convenience. With recent advances in debit card production technology, F&M Trust has introduced *Expedited Issuance* debit card service.

Customers no longer need to wait a week or more for a new F&M Trust debit card to arrive in the mail. With *Expedited Issuance* printing capabilities, a new debit card can arrive in just two to three days. In emergencies, a replacement debit card can be produced even faster.

F&M Trust is dedicated to combining today's high-tech financial tools with personal, high-touch service. The objective? *High* customer satisfaction, of course.

# FFSC Board of Directors


Franklin Financial
Services Corporation

Front (left to right)

**Donald A. Fry**
President, Cumberland Valley Rental and Towne Cleaners, ANDOCO, Inc.

**Charles S. Bender II**
Retired, F&M Trust Executive Vice President

**G. Warren Elliott**
President, Cardinal Crossing, Inc., Former Franklin County Commissioner

**William E. Snell, Jr.**
President and Chief Executive Officer, F&M Trust

**Martha B. Walker, Esq.**
Partner, Walker, Connor & Spang, LLC

**Daniel J. Fisher**
President and Chief Executive Officer, D.L. Martin Company

Back (left to right)

**Richard E. Jordan III**
Vice President, Smith Land & Improvement Corp.

**Donald H. Mowery**
President, R. S. Mowery & Sons, Inc.

**Allan E. Jennings, Jr.**
President, Jennings Chevrolet, Buick, GMC, Inc.

**Martin R. Brown**
President, M.R. Brown Funeral Home, Inc.

**Stephen E. Patterson, Esq.**
Principal, Salzmann Hughes P.C.

**Stanley J. Kerlin, Esq.**
Attorney, Law Offices of Stanley J. Kerlin, LLC

# FFSC Officers

**G. Warren Elliott**
Chairman of the Board

**William E. Snell, Jr.**
President and Chief Executive Officer

**Mark R. Hollar**
Treasurer and Chief Financial Officer

**Catherine C. Angle**
Corporate Secretary

**Joyce A. Riley**
Assistant Corporate Secretary



# Officers

## Management

**William E. Snell, Jr.**
President and Chief Executive Officer

**Mark R. Hollar**
Senior Vice President
Chief Financial Officer
and Treasurer

**Karen K. Carmack, SPHR**
Senior Vice President
Human Resources Manager,
Affirmative Action and HIPAA
Privacy Officer

**Ronald L. Cekovich**
Senior Vice President
Technology Services Manager

**Kenneth C. Ditzler**
Senior Vice President
Marketing and Corporate
Communications Manager

**E. Dennis Ginder**
Senior Vice President
Risk Management Officer

**Patricia A. Hanks**
Senior Vice President
Retail Services Market Manager

**Lise M. Shehan, Esq.**
Senior Vice President
Investment & Trust Services
Manager

## Relationship Management Division

### Commercial Services

**Dianne L. Cornman, CTP**
Vice President
Cash Management Specialist

**Michael S. Metz**
Vice President

**Philip A. Pantano**
Vice President

**Barbara L. Peltzer**
Vice President

**David P. Zimmerman**
Vice President

**Kathleen M. Bloss**
Assistant Vice President
Credit Department Manager

**Mary S. Cordell**
Assistant Vice President
Commercial Services
Relationship Manager

**Jeramy D. Culler**
Credit Analyst

**Eric J. Fleming**
Small Business Credit Analyst

**Maria S. Seabra**
Credit Analyst

**Jennifer D. Kaiser**
Commercial Services
Support Specialist

### Retail Services

**L. Kay Estep**
Assistant Vice President
GO Club Coordinator

### CHAMBERSBURG MARKET OFFICES

#### Lincoln Way East Office

**Lisa A. Hogue**
Financial Services Officer and Manager

**Tina M. Bricker**
Assistant Financial Services Officer
and Assistant Manager

#### Memorial Square Office

**Summer Franzoni**
Assistant Vice President and Manager

**Kim S. McKenrick**
Assistant Vice President and Assistant
Financial Services Officer

**Pamela J. Kolsun**
Assistant Financial Services Officer

#### Orchard Park Office

**Antonia L. Diffenderfer**
Assistant Vice President and Manager

#### Penn Hall and Menno Village Offices

**Barbara A. Seylar**
Financial Services Officer and Manager

#### Philadelphia Avenue Office

**Eric L. Alleman**
Financial Services Officer and Manager

#### Norland Avenue Office

**Shaun M. Young**
Financial Services Officer and Manager

#### St. Thomas Office

**Dana L. Kaiser**
Financial Services Officer and Manager

#### West Side Office

**N. Joy Weller**
Vice President and Manager

# Officers *(continued)*

## SOUTHERN FRANKLIN COUNTY MARKET OFFICES

**Renee L. Preso**
Assistant Vice President
Southern Franklin County
Market Manager

**Lynn A. Waite**
Small Business Relationship Manager

### Greencastle Office

**Lisa A. Cesa**
Financial Services Officer and Manager

### Marion Office

**Vicky L. Carson**
Assistant Financial Services Officer
and Assistant Manager

### Mont Alto Office

**Brian J. Over**
Financial Services Officer and Manager

**Linda K. Stottlemyer**
Assistant Financial Services Officer
and Assistant Manager

### Waynesboro Office

**Natasha J. Koons**
Financial Services Officer and Manager

**Chastity L. Wantz**
Assistant Financial Services Officer
and Assistant Manager

## CUMBERLAND COUNTY MARKET OFFICES

**Lindsay J. Reisinger**
Small Business Relationship Manager

### Boiling Springs Office

**Kevin M. Stoner**
Financial Services Officer and Manager

### Camp Hill Office

**Katrina E. Buck**
Financial Services Officer and Manager

### Carlisle Crossing Office

**David R. Winters**
Assistant Vice President and Manager

### Mechanicsburg Office

**Cydnie Kelly**
Financial Services Officer and Manager

### Newville Office

**Ellen L. Ile**
Financial Services Officer and Manager

### Ritner Highway and Hanover Street Offices

**I. Edward Bidelspach**
Assistant Vice President and Manager

### Shippensburg Office

**Barbara A. Hoover**
Financial Services Officer and Manager

## FULTON & HUNTINGDON COUNTIES MARKET OFFICES

**Donald L. Trego**
Assistant Vice President
Small Business Relationship Manager

### Hustontown Office

**Denise M. Doyle**
Financial Services Officer and Manager

### McConnellsburg Office

**Mary E. Wright**
Financial Services Officer and Manager

### Orbisonia Office

**Shawna C. Dunmire**
Financial Services Officer and Manager

### Penns Village Office

**Brenda J. Gordon**
Financial Services Officer and Manager

### Warfordsburg Office

**Geraldine A. Fischer**
Financial Services Officer and Manager

## Consumer Lending Services

**Kristen G. Appleby**
Consumer Lending Manager

**Mark E. Bitting**
Mortgage Production Manager

## Investment & Trust Services

**Warren M. Hurt**
Vice President
Senior Investment Portfolio Manager

**Carole L. Crist**
Vice President
Investment & Trust Services Officer

**Ronald R. Froeschle,** QPA, QKA
Vice President
Employee Benefits Officer

**David C. Gority**
Vice President
Investment & Trust Services Officer

**Charles R. Porter**
Vice President
Business Development

**James P. Probst**
Vice President
Investment & Trust Services Officer

**Diana L. Sponseller,** CISP
Vice President
Investment & Trust Services Officer

**Dennis L. Wilson,** CTFA
Vice President
Investment & Trust Services Officer

**David Y. Luo**
Investment Portfolio Manager

# Officers *(continued)*

**Andrew M. Otto**
Investment & Trust Services
Relationship Manager

**Heather C. Hershey**
Estate Administration Officer

**Robin L. Murray**
Trust Operations Manager

**Matthew T. Brennan**
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

**Avis M. Graham,** CFP®, RFC, CASL
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

**Roderick C. Salter,** FSS, CTFA
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

## Marketing

**Samantha J. Burke**
Marketing Officer

**Melissa D. Miller**
Marketing Officer

## Facilities

**Barry L. Shetter**
Assistant Vice President
Facilities Manager

## Finance & Control

**Kim A. Brant**
Asset-Liability Analyst

**Amy B. Herrold**
Controller

## Human Resources

**Levi L. Crouse**
Human Resources Officer

**Christina L. Yoder**
Training and Development Officer

## Corporate

**Catherine C. Angle**
Corporate Secretary

**Joyce A. Riley**
Assistant Corporate Secretary

## Risk Management Division

**Olaf R. Hasse**
Vice President
Loan Portfolio Risk
Management Officer

**Eric M. Follin**
Documentation Review Officer

**Matthew R. Shank**
Assistant Documentation
Review Officer

**Janet E. Stamper**
Assistant Documentation
Review Officer

## Compliance

**Lorie M. Heckman,** CRCM
Vice President
Bank Secrecy Act, Compliance
and Security Officer

**Mary F. Cramer**
Bank Secrecy Act and OFAC Analyst

**Sheryl R. Snider**
Assistant Compliance Officer

## Credit Administration

**William A. Pryor**
Vice President
Credit Recovery Manager

**Robert K. Day**
Commercial Credit Recovery Officer

**Steven R. Gormont**
Credit Recovery Officer

## Technology Services Division

**Matthew C. Clark**
Assistant Vice President
Assistant Technology
Services Officer

**Patricia R. Ganoe**
Assistant Vice President
Deposit Operations Manager

**Pamela A. Johns**
Assistant Vice President
Loan Servicing Manager

**Joshua S. Davis**
Assistant Technology Services Manager

**Carol L. Morris**
Assistant Loan Servicing Manager

**Stacey A. Stenger**
Data Operations Manager

# General Contact Information

**FFSC / F&M Trust Headquarters**
Local: 717-264-6116
Toll Free: 888-264-6116

**Freedom Access Center**
(telephone banking service)
Local: 717-261-3662
Toll Free: 888-261-3662

**24-Hour Online Access**
www.fmtrustonline.com


F&M
TRUST
Marion Community Office


Newville Community Office

# Community Office Locations

## Chambersburg Area

**Lincoln Way East**
1712 Lincoln Way East
Chambersburg
717-264-9414

**Memorial Square**
20 South Main Street
Chambersburg
717-264-6116

**Menno Village**
2075 Scotland Avenue
Chambersburg
717-261-3697

**Norland Avenue**
870 Norland Avenue
Chambersburg
717-262-2085

**Orchard Park**
841 Wayne Avenue
Chambersburg
717-263-1801

**Penn Hall**
1425 Philadelphia Avenue
Chambersburg
717-261-3660

**Philadelphia Avenue**
2405 Philadelphia Avenue
Chambersburg
717-264-5122

**St. Thomas**
6962 Lincoln Way West
St. Thomas
717-369-3240

**West Side**
1100 Lincoln Way West
Chambersburg
717-263-9168

## Southern Franklin County

**Greencastle**
518 N. Antrim Way
Greencastle
717-597-2384

**Marion**
5293 Main Street
Marion
717-375-2200

**Mont Alto**
8 Park Street
Mont Alto
717-749-3161

**Waynesboro**
200 East Main Street
Waynesboro
717-762-2188

## Cumberland County

**Boiling Springs**
3 East First Street
Boiling Springs
717-241-4131

**Camp Hill**
3907 Market Street
Camp Hill
717-731-9604

**Carlisle Crossing**
214A Westminster Drive
Carlisle
717-243-2215

**Hanover Street**
14 North Hanover Street
Carlisle
717-249-1331

**Mechanicsburg**
6375 Carlisle Pike
Mechanicsburg
717-697-0444

**Newville**
51 South High Street
Newville
717-776-2240

**Ritner Highway**
1901 Ritner Highway
Carlisle
717-960-1400

**Shippensburg**
13 Shippensburg
Shopping Center
717-530-2100

## Fulton and Huntingdon Counties

**Hustontown**
7781 Waterfall Road
Hustontown
717-987-3193

**McConnellsburg**
100 Lincoln Way East
McConnellsburg
717-485-3144

**Orbisonia**
18810 Sandy Ridge Station
Orbisonia
814-447-3104

**Penns Village**
182 Buchanan Trail
McConnellsburg
717-485-3167

**Warfordsburg**
560 Great Cove Road
Warfordsburg
717-294-3288


F&M
TRUST
ASK ABOUT
ONLINE
BANKING
Ayr Town Center in McConnellsburg


F&M
TRUST
Shippensburg West End ATM

# STAR®/Cirrus® ATM Locations

## Chambersburg Area

**Downtown Drive-Up** 
150 Lincoln Way East
Chambersburg

**Fayetteville** 
4025 Lincoln Way East
Fayetteville

**Lincoln Way East** 
1712 Lincoln Way East
Chambersburg

**Menno Village**
2075 Scotland Avenue
Chambersburg

**Norland Avenue** 
870 Norland Avenue
Chambersburg

**Northgate Commons**
1500 Northfield Drive
Chambersburg

**Orchard Park** 
841 Wayne Avenue
Chambersburg

**Penn Hall**
1425 Philadelphia Avenue
Chambersburg

**Philadelphia Avenue** 
2405 Philadelphia Avenue
Chambersburg

**St. Thomas** 
6962 Lincoln Way West
St. Thomas

**West Side** 
1100 Lincoln Way West
Chambersburg

## Southern Franklin County

**Greencastle** 
518 North Antrim Way
Greencastle

**Marion** 
5293 Main Street
Marion

**Mont Alto** 
8 Park Street
Mont Alto

**Penn National Clubhouse**
3720 Clubhouse Drive
Fayetteville

**Quincy Village**
6596 Orphanage Road
Quincy

**Waynesboro** 
200 East Main Street
Waynesboro

**Waynesboro Market Place** 
11123 Buchanan Trail East
Waynesboro

**Zullinger** 
4884 Buchanan Trail East
Zullinger

## Cumberland County

**Boiling Springs**
3 East First Street
Boiling Springs

**Camp Hill** 
3907 Market Street
Camp Hill

**Carlisle Crossing** 
214A Westminster Drive
Carlisle

**Carlisle Plaza Drive-Up** 
700 East High Street
Carlisle

**Hanover Street**
14 North Hanover Street
Carlisle

**Mechanicsburg** 
6375 Carlisle Pike
Mechanicsburg

**Newville** 
51 South High Street
Newville

**Ritner Highway** 
1901 Ritner Highway
Carlisle

**Shippensburg** 
13 Shippensburg
Shopping Center

**Shippensburg West End** 
9966 Molly Pitcher Highway
Shippensburg

## Fulton & Huntingdon Counties

**Ayr Town Center** 
368 South 2nd Street
McConnellsburg

**Hustontown** 
7781 Waterfall Road
Hustontown

**McConnellsburg** 
100 Lincoln Way East
McConnellsburg

**Orbisonia** 
18810 Sandy Ridge Station
Orbisonia

**Penns Village** 
182 Buchanan Trail
McConnellsburg

**Riverview Business Center** 
11734 Lenape Drive
Mount Union

**Warfordsburg** 
560 Great Cove Road
Warfordsburg

 Indicates drive-up access

# FFSC Shareholders' Information

### Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

### Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

### Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 30, 2013 at the Orchards Restaurant in Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 15.

### Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

**Boenning & Scattergood, Inc.**
4 Tower Bridge
200 Bar Harbor Drive, Suite 300
West Conshohocken, PA 19428
800-883-1212

**Raymond James and Associates**
222 South Riverside Plaza, 7th Floor
Chicago, IL 60606
866-353-7522

**RBC Wealth Management**
2101 Oregon Pike
Lancaster, PA 17601
800-456-9234

**Stifel, Nicolaus & Co.**
20 Ash Street, Suite 400
Conshohocken, PA 19428
800-223-6807

### Registrar and Transfer Agent

Registrar and Transfer Company is the transfer agent and registrar for Franklin Financial Services Corporation.

**Registrar and Transfer Company**
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948
Email: info@rtco.comw

### Web Site

www.franklinfin.com

# Market & Dividends

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is quoted on the OTCQB Market Tier of the OTC Markets under the symbol "FRAF". Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information. There were 2,032 shareholders of record as of December 31, 2012. The range of high and low bid prices is shown below for the years 2012 and 2011. Also shown are the regular quarterly cash dividends paid for the same years.

**2012** Per Share

| | High | Low | Dividends Paid |
|---|---|---|---|
| First quarter | $15.85 | $12.30 | $0.27 |
| Second quarter | 15.75 | 12.86 | 0.17 |
| Third quarter | 14.29 | 13.10 | 0.17 |
| Fourth quarter | 14.75 | 13.65 | 0.17 |
| | | | $0.78 |

**2011** Per Share

| | High | wLow | Dividends Paid |
|---|---|---|---|
| First quarter | $17.00 | $15.19 | $0.27 |
| Second quarter | 18.25 | 17.10 | 0.27 |
| Third quarter | 17.50 | 15.10 | 0.27 |
| Fourth quarter | 15.55 | 12.30 | 0.27 |
| | | | $1.08 |

Supporting our communities
and local economy.



Franklin Financial
Services Corporation

P.O. Box 6010 · Chambersburg, PA 17201 · 888.264.6116 · www.franklinfin.com